                       FINANCIAL STATEMENTS AND
                  INDEPENDENT AUDITOR'S REPORT

                             TVI CORPORATION

                    Years Ended December 31, 1997 and 1996































                    DANIEL G. GILLILAND, CPA, P.C.
                       7700 LEESBURG PIKE
                          SUITE 402B
                           FALLS CHURCH, VA  22043

               TABLE OF CONTENTS

                                                  Page

INDEPENDENT AUDITOR'S REPORT                      1 - 2

FINANCIAL STATEMENTS

   Balance Sheet                                  3 - 4

   Statement of Income and Accumulated Deficit        5

   Statement of Cash Flows                            6

SUPPLEMENTARY INFORMATION

   Schedule of Cost of Sales                          7

   Schedule of General and Administrative Expenses    8

   Statement of Shareholders Equity                   9

NOTES TO FINANCIAL STATEMENTS                   10 - 16

                       INDEPENDENT AUDITOR'S REPORT



To the Board of Directors of
TVI Corporation

We have audited the accompanying balance sheet of TVI Corporation as of December 31, 1997 and 1996 and the related statements of income and accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVI Corporation as of December 31, 1997, and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note M to the financial statements, the Company has incurred a substantial cumulative net loss from operations from its inception through December 31, 1997, and increased its accumulated deficit during the year. The Company has violated certain loan covenants, does not have sufficient cash flow to pay interest on its debentures, faces an economic environment of reduced military spending and operates without a bank line of credit. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's activities in regard to these matters are also described in Note M. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedules on pages 7, 8 and 9 are presented for purposes of additional analysis and are not required parts of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Daniel G. Gilliland, CPA
Daniel G. Gilliland, CPA, P.C.
Falls Church, VA
September 14, 1998

TVI CORPORATION
BALANCE SHEET
December 31, 1997 and 1996


                    ASSETS


                                      1997        1996
CURRENT ASSETS
     Cash                             21,110      7,908
     Accounts receivable             103,148    171,569
     Inventory                       626,695    644,716
     Loans receivable - officers           -      7,500
     Prepaid expenses and other        2,973      4,448

TOTAL CURRENT ASSETS                 753,926    836,141


PROPERTY AND EQUIPMENT
      Shop equipment                 658,140    599,853
      Furniture and fixtures          21,677    101,102
                                     679,817    700,955

Less:  Accumulated depreciation      443,695    374,631

     NET PROPERTY AND EQUIPMENT      236,122    326,324

OTHER ASSETS
        Taxes receivable               2,160      1,525
        Deposits and Other             2,003      4,125

     TOTAL OTHER ASSETS                4,163      5,650

TOTAL ASSETS                        $994,211 $1,168,115


See independent auditor's report and notes to financial statements.

               LIABILITY AND SHAREHOLDERS' EQUITY


                                         1997            1996
CURRENT LIABILITIES
   Notes payable - officers              92,261          137,907
   Current portion of long term debt    206,624           77,367
        Accounts payable - trade        108,068          173,864
        Accrued payroll taxes            28,132           34,588
        Accrued expenses                118,851           88,628

     TOTAL CURRENT LIABILITIES          553,936          512,354

LONG-TERM LIABILITIES
        Notes payable                    96,688          165,033
        Debentures                      185,000          175,000
          Less:  Current porti      on (206,624)         (77,367)

     TOTAL LONG-TERM LIABILITIES          5,064          262,666

STOCKHOLDERS' EQUITY
   Preferred stock                       71,708           72,158
      $1 Par Value; authorized 1,200,000 shares:
      issued and outstanding 71,708 shares

   Common stock                          222,189         222,180
     $.01 par value; 25,000,000 shares authorized,
     22,218,881issued, 21,981,381 and 22,217,981
     outstanding in 1997 and 1996, respectively

   Additional paid-in-capital         11,947,794      11,957,353
   Accumulated defic     it          (11,862,230)    (11,858,596)

   Treasury stock
      at cost (237,500 shares)          (14,250)               0

     TOTAL STOCKHOLDERS' EQUITY          65,211          393,095


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY$994,211    $1,168,115





See independent auditor's report and notes to financial statements.

TVI CORPORATION
STATEMENT OF INCOME AND ACCUMULATED DEFICIT
For The Years Ended December 31, 1997 and 1996

                                         1997                1996
REVENUE
   Sales                           $1,700,980          $2,443,375
   Rental income - equipment           60,000              60,000
   Other income                         1,394             129,427

                                    1,762,374           2,632,802

COST OF SALES                       1,285,021           1,976,832

GROSS PROFIT                          477,353             655,970

GENERAL AND ADMINISTRATIVE EXPENSES   577,971             595,500

OPERATING INCOME                     (100,618)             60,470

OTHER INCOME (EXPENSE)
   Interest income                         84                 152
   Interest expense                   (48,452)            (89,345)
   Loss on disposal of assets          (6,138)                  0
   Other income (expense)              151,490            (43,580)
                                        96,984           (132,773)

INCOME (LOSS) BEFORE INCOME TAXES       (3,634)           (72,303)

INCOME TAXES (TAX BENEFIT)                   0                  0

NET INCOME (LOSS)                       (3,634)            (72,303)

ACCUMULATED DEFICIT AT JANUARY 1st  (11,858,596)       (11,786,293)

ACCUMULATED DEFICIT AT DECEMBER 31st(11,862,230)       (11,858,596)

Earnings (loss) per common share        (0.0002)            (0.003)
Weighted Average Common Shares Outstanding 22,218,431   21,300,000

See independent auditor's report and notes to financial statements.

TVI CORPORATION
SUPPLEMENTARY INFORMATION
December 31, 1997 and 1996

TVI CORPORATION
STATEMENT OF CASH FLOWS
For The Years Ended December 31, 1997 and 1996

                                                1997           1996
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                        $    (3,634)   $   (72,303)


Adjustments to reconcile net loss to
   net cash (used in) operating activities:
     Depreciation                             84,797          86,052
     (Increase)decrease in accounts receivable68,421         (69,145)
     (Increase) decrease in inventories       18,021          62,334
     (Increase) decrease in other assets      10,462               0
     Increase (decrease) in accounts payable (65,796)         17,334
     Increase(decrease) in accrued liabilities23,767          (7,005)
          Total adjustments                  139,672          89,570

NET CASH PROVIDED BY OPERATING ACTIVITIES:   136,038          17,267

CASH FLOWS FROM INVESTING ACTIVITIES:
     Disposal (Purchase) of capital equipment  5,405         (75,813)


NET CASH (USED IN) INVESTING ACTIVITIES:      5,405          (75,813)

CASH FLOWS FROM FINANCING ACTIVITIES:
      Increase(decrease) in notes payable-officers(45,646)     1,439
      Issuance (purchase) of common stock    14,250)          18,360
      Principal payments on long-term obligations(68,345)    (85,295)
      Retirement of long-term obligations         0           59,176


NET CASH PROVIDED BY FINANCING ACTIVITIES  (128,241)          53,680


NET INCREASE (DECREASE) IN CASH               13,202          (4,866)
CASH, BEGINNING OF YEAR                        7,908          12,774


CASH, END OF YEAR                            $21,110          $7,908



See independent auditor's report and notes to financial statements.

TVI CORPORATION
SCHEDULE OF COST OF SALES
For The Years Ended December 31, 1997 and 1996



Note: This schedule omitted by management.

TVI CORPORATION
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
For The Years Ended December 31, 1997 and 1996



Note: This schedule omitted by management.

TVI CORPORATION
STATEMENT OF SHAREHOLDERS EQUITY
For The Years Ended December 31, 1997 and 1996


                    Preferred Common    Capital    Retained  Treasury  Total
                    Stock     Stock     Surplus    Earnings  Stock    Equity
Balance            72,158   203,820  11,271,914 (11,786,293)     0    (238,402)
December 31, 1995

Exchange of Promissory       18,360    685,440                         465,398
      Notes for Common Shares
     (1,836,000 shares)

Net Income for 1996                                 (72,303)          378,831


Balance            72,158   222,180  11,957,353 (11,858,596)     0    393,095
December 31, 1996


900 common shares   (450)         9         441                             0
     issued for 450 preferred shares

Receipt of 337,500 shares                                  (20,250)   (20,250)
     treasury stock in
     settlement of law suit

Issue of 100,000 shares of                                   6,000
      treasury stock in
      settlement of lawsuit

Net Income for 1997                                (3,634)             (3,634)

Balance            71,708    222,189   11,957,794 (11,862,230)(14,250)369,211
December 31, 1997

Total Shares at 12-31-96:
     22,217,981
Total Shares at 12-31-97:
     22,218,881


TVI CORPORATION
NOTES TO FINANCIAL STATEMENTS
For The Years Ended December 31, 1997 and 1996


NOTE A  -  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

TVI Corporation was incorporated as a for-profit corporation under the laws of Maryland on January 28, 1977. It has since operated continuously under the charter granted by Maryland. The Company was formed primarily for the exploitation of a patent portfolio acquired from one of the founders. The two principal patents of the portfolio covered an "electrically conductive coating" and a "light-weight cellular concrete".

The Company's business has historically been as a supplier of thermal products to the Department of Defense and to military agencies of other countries. The two principal products have been thermal targets and tank decoys. Because of the substantial downsizing begun for the Department of Defense, the market for the Company's products has been drastically reduced, and its business has suffered accordingly. Further, there has been a concomitant reduction in foreign military aid and a military downsizing in other countries which has eliminated the Company's foreign market. To replace this lost market the Company began the development and sale of a light weight, rugged, and rapidly deployable soft shelter (tent) for military use which used a collapsible frame based upon the design used for its tank decoy frame. During 1995 and 1996 it began the development and sale of commercial versions of its shelters in an effort to broaden its market and increase revenue.

The Company's principal product lines in 1997 and 1996 were disposable thermal military targets and military soft shelters. The targets consisted mainly of targets simulating the thermal signature of military tanks and related military assets. The shelters consisted mainly of one piece shelters with 150 to 400 square feet of floor space used for forward tactical applications such as communications and aid stations.

A summary of TVI Corporation's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

1.  Revenue Recognition

Revenue is recognized on standard product sales using the unit-of-delivery method whereby sales are recorded when title is transferred.

Included in product sales for the year ended December 31, 1997 and 1996 is approximately $1,648,795, and $2,428,000
respectively, in sales of products to the United States
Government.

2.  Inventories

Inventories are valued at the lower of cost or market determined by the first-in, first-out (FIFO) method.

Included in finished goods at December 31, 1997 and 1996 are $55,074 and $31,277 respectively, of field service, demonstration and other sales support inventory.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES                   (CONTINUED)


3.  Property and Equipment

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, using the straight-line method.


4.  Research and Product Development Costs

Research and product development expenditures are charged to operations as incurred.


5.  Net Loss Per Share

Net loss per share of common stock is computed based upon the weighted average number of shares outstanding. Non-qualified stock options granted by the Company are not considered in the per share calculations as they are anti-dilutive.


NOTE B  -  PREPAID EXPENSES AND OTHER

Prepaid expenses and other are comprised of the following:
                                          1997             1996

          Prepaid insurance              $2,973        $ 4,351
          Other                               0             97
                                         $2,973        $ 4,448


NOTE C - PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:
                                           1997          1996

     Furniture and fixtures             $21,677       $101,102
     Machinery and equipment            658,140        599,853
                                        679,817        700,955
         Less: accumulated depreciation 443,695        374,631
                                       $236,122       $326,324

TVI CORPORATION
NOTES TO FINANCIAL STATEMENTS
For The Years Ended December 31, 1997 and 1996



NOTE D - ACCRUED LIABILITIES

Accrued liabilities are comprised of the following:
                                           1997              1996
          Accrued salaries            $   7,585        $    4,467
          Accrued interest               60,163            42,280
          Deferred compensation          36,463            36,463
          Payroll and other taxes        28,336            37,045
          Other                           2,606             2,961
             Total Accrued Liabilities $135,153          $123,216


NOTE E - LONG-TERM  OBLIGATIONS

Long-term obligations are comprised of the following:
                                              1997          1996
          Debentures                      $185,004      $175,000
          Loans payable - Capital Bank      96,688       162,543
          Loans payable - DFAS                   0         2,490
          Less Current Maturities         (206,624)      (77,367)
               Total Long-term obligations $75,064      $262,666

Debentures consist of a promissory note with interest at ten percent (10%), payable semi-annually on December 15 and June 15. The principal balance of the notes plus any accrued interest is due and payable in full on December 15, 1998. The Company was in arrears as of December 31, 1997 on its last six interest payments totaling $55,500.

The liability to Capital Bank is collateralized by a blanket first lien on certain accounts receivable, contract rights, inventories, and property, plant and equipment. As of December 31, 1997 and 1996, the Company was in default because it had violated certain covenants specified under the loan agreement. The lender has waived its rights under the default provisions through April 1, 1999.

NOTE F - COMMITMENTS AND CONTINGENCIES

1.  Operating Leases

The Company is obligated under operating leases for office and warehouse space. Certain of these leases are subject to escalation clauses. The following is a schedule by years of the approximate future minimum rental payments required under operating leases that have initial or remaining lease terms of one year or more as of December 31, 1997:

TVI CORPORATION
NOTES TO FINANCIAL STATEMENTS
For The Years Ended December 31, 1997 and 1996


NOTE F - COMMITMENTS AND CONTINGENCIES (CONTINUED)

1.  Operating Leases

Year ending December 31,1997

          1998             $68,000
          1999              70,040
          2000              72,141
          2001              74,305
          2002              76,534
Total  minimum lease obligations $361,020


Total rental expense under all leases charged to operations for the year ended December 31, 1997 and 1996 aggregated approximately $83,019 and $120,059, respectively.


NOTE  G - INCOME TAXES

The Company has reported net aggregate losses for Federal income tax purposes from its inception through December 31, 1997 of approximately $ 16,561,400. The following is a summary of the net operating loss (NOL) carryover available at December 31, 1997:

                    Year of           Net Operating Loss
                 Expiration                Carryforward

                      2002              $  548,685
                      2003                 423,169
                      2004                 388,200
                      2005                   4,595
                      2006               1,153,109
                      2007                 338,974
                      2008                 911,381
                      2009                 856,691
                      2010               2,630,062
                      2011                  86,528
                      2012                   3,630
                                        $7,765,024

TVI CORPORATION
NOTES TO FINANCIAL STATEMENTS
For The Years Ended December 31, 1997 and 1996


NOTE H - STOCKHOLDERS' EQUITY

1.  Preferred Stock

As of December 31, 1997 and 1996, the Company was in arrears on preferred stock dividends in the amount of approximately $7,170 and $7,216, respectively.

2.  Non-qualified Stock Options Plan

In 1995, 1996, and 1997, the company issued stock options to several key employees and board members under a non-qualified plan. Options were exercisable at prices ranging from $.05 to $.14 per share. As of December 31, 1997 none of the options had been exercised. By vote of the shareholders at the annual meeting in July 1997, the exercise price of all options was set
at $.05.    At December 31, 1997, the following options for the
purchase of common shares were outstanding:

YEAR                  NUMBER        NUMBER         STOCK
GRANTED   EXPIRATION  OF SHARES   EXERCISED     TRADING RANGE

1995      1998        252,000          0        $0.02-$0.97
1995      2000        850,000          0        $0.02-$0.97
1996      1998        250,000          0        $0.04-$0.18
1996      1999        415,000          0        $0.04-$0.18
1997      2000        875,000          0        $0.04-$0.18
                    2,642,000

NOTE I - LEGAL MATTERS

In October 1997 TVI settled a claim with a landlord seeking payment of rent owed. The claim was settled by payment to the landlord of cash, one TVI-produced shelter, shares of TVI stock and an option to acquire additional shares of TVI stock.

NOTE J - SUPPLEMENTAL CASH FLOWS INFORMATION

1.  Supplemental Disclosures of Cash Flow Information

The Company paid the following amounts for interest and income taxes during the year ended December 31, 1997 and 1996:
                            1997           1996

Interest                 $48,452        $89,345

Income Taxes                   0              0

TVI CORPORATION
NOTES TO FINANCIAL STATEMENTS
For The Years Ended December 31, 1997 and 1996


NOTE K - RELATED PARTY TRANSACTIONS

The president of the company, who is also a shareholder, makes periodic loans to the company for working capital purposes. As a result, the company has various collateralized notes payable to the president of the company with a total remaining balance of $92,261 and $136,818 as of December 31, 1997 and 1996,
respectively. These notes pay interest at rates of 10% to 13.5% per annum and are secured by Senior Purchase Money Liens of like amounts.

At December 31, 1997 and 1996, officers of the Company had unpaid deferred compensation due in the aggregate sum of $36,463, and $36,463, respectively.

A director is also a partner of a law firm that provides the Company with general legal services. As of December 31, 1997 and 1996, the Company had an outstanding balance of $29,689 and $16,965, respectively, in connection with services provided by the director's law firm.

NOTE L - COMMON STOCK TRANSACTIONS

The Company issued Units in a private placement in early 1994 which included a $10,000 Promissory Note with interest at 10% payable semi-annually. The company was in arrears as of June 30, 1996 on the last three interest payments. Pursuant to a Board resolution at its April 1996 meeting, the company conducted a voluntary exchange offer in which holders could exchange the Note and its accrued interest for 30,000 shares of restricted common stock.

Under the offer, 61.2 Notes representing $612,000 face value and $91,800 accrued interest were exchanged for a total of 1,836,000 shares of stock during 1996. No notes were exchanged in 1997.

NOTE M - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which assume continuation of the Company as a going concern. However, the Company has incurred substantial losses from operations since inception. The Company has continued to sustain losses from operations through December 31, 1997 and 1996. The Company was in default on its bank borrowings as of December 31, 1997 and 1996 and the bank has waived its rights under the default provision through April 1, 1999. Accordingly, recoverability of a major portion of the recorded asset amounts in the accompanying balance sheet is dependent upon the Company's ability to meet its financing requirements on a continuing basis and the success of future operations. Management is aware of the difficulty of its situation and is pursuing various avenues that may improve or resolve the Company's situation. Management's activities include efforts to reduce expenses and increase revenue, attempts to obtain additional equity financing, meetings with and offers to bondholders; and meetings with possible prospective purchasers, especially those who may benefit from the knowledge and access to the defense market. Regardless of these activities, the Company may not be successful and may be required to take more drastic steps.

TVI CORPORATION
NOTES TO FINANCIAL STATEMENTS
For The Years Ended December 31, 1997 and 1996



NOTE M - GOING CONCERN (CONTINUED)


These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.